Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “ Company ”)
100 - 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5

Item 2	Date of Material Change

November 13, 2013

Item 3	News Release

News release attached as Schedule “A” was disseminated on November 13, 2013 via Canada NewsWire.

Item 4	Summary of Material Change

On November 13, 2013, the Company announced the retirement of board member Robert Burgess effective November 15, 2013.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See news release attached hereto as Schedule “A” dated November 13, 2013.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

Name of Executive Officer:	Kelly McNeill
Title:	Executive Vice President Finance & CFO
Telephone Number:	763-203-6304

Item 9	Date of Report

November 13, 2013

Schedule A

IMRIS TO PRESENT AT INVESTOR HEALTHCARE CONFERENCES IN NEW YORK

ANNOUNCES RETIREMENT OF BURGESS FROM BOARD

WINNIPEG, Manitoba, & MINNEAPOLIS, Minnesota, November 13, 2013 – IMRIS Inc. (NASDAQ: IMRS; TSX: IM), a leader in providing multi-functional intraoperative imaging environments, today announced that Jay D. Miller, the Company’s President & Chief Executive Officer, will present a Corporate overview at two investor conferences in November and December.

Canaccord Genuity Medical Technology & Diagnostics Forum: IMRIS is scheduled to present on Thursday November 14, 2013 at 2pm Eastern Time at the Westin Grand Central in New York.

Piper Jaffray 25th Annual Healthcare Conference: IMRIS is scheduled to present on Tuesday December 3, 2013 at 11:50am Eastern Time at the New York Palace in New York City.

The slides of Mr. Miller’s presentation will be available at www.imris.com, and can be found under Investors, Events & Presentations.

The Company is also announcing the retirement of Robert Burgess from the IMRIS Board of Directors effective November 15, 2013.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by 60 leading medical institutions around the world. For more information, visit www.imris.com.

For further information, please contact:

Kelly McNeill
Executive Vice President Finance and
Administration and Chief Financial Officer
IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com